EXHIBIT 8.2

August 22, 2006

Seasons Bancshares, Inc.

8592 Potter Park Drive, Suite 200

Sarasota, Florida 34238

Re: Merger of Season Bancshares, Inc. into Cadence Financial Corporation

Ladies and Gentlemen:

You have requested our opinion as to the tax consequences under the Internal Revenue Code of 1986, as amended (the “Code”) of the proposed merger (the “Merger”) of Seasons Bancshares, Inc. (“Seasons”), a corporation organized and existing under the laws of the State of Georgia, with and into Cadence Financial Corporation (“Cadence”), a corporation organized and existing under the laws of the State of Mississippi, with Cadence as the surviving entity, in accordance with that certain Agreement and Plan of Merger (the “Merger Agreement”) dated as of March 21, 2006, and incorporated herein by reference. Specifically, you have requested us to opine that the Merger will constitute a “tax-free” reorganization within the meaning of Section 368 of the Code.

In rendering the opinions expressed below, we have examined the following documents (the “Documents”):

(a)	The Merger Agreement;

(b)	The Officer’s Tax Certificates of Seasons and Cadence that have been delivered to the undersigned and incorporated herein by reference;

(c)	The Combined Proxy Statement/Prospectus of Seasons and Cadence, respectively, related to the Merger; and

(d)	Such other documents and records as we have deemed necessary in order to enable us to render the opinions expressed below.

In rendering the opinions expressed below, we have assumed, without any independent investigation or verification of any kind, that all of the information as to factual matters contained in the Documents is true, correct, and complete. Any inaccuracy with respect to factual matters contained in the Documents or incompleteness in our understanding of the facts could alter the conclusion reached in this opinion.

In addition, for purposes of rendering the opinions expressed below, we have assumed with your permission, that (i) all signatures on all Documents reviewed by us are genuine, (ii) all Documents submitted to us as originals are true and correct, (iii) all Documents submitted to us as copies are true and correct copies of the originals thereof, (iv) each natural person signing any Document reviewed by us had the legal capacity to do so, and (v) the Merger and the transactions contemplated in the Merger Agreement will be effected in accordance with the terms thereof.

Finally, with your permission we have assumed that the sum of (i) the amount of any cash and the value of any property other than Cadence stock paid to Seasons shareholders, including cash paid to Seasons shareholders who exercise their statutory right to dissent to the Merger, (ii) the amount of cash and the value of any property other than Cadence stock given as consideration by Cadence (or a person related to Cadence within the meaning of Treasury Regulation Section 1.368-1(e)(2)) in exchange for Seasons stock prior to, but in contemplation of, the Merger or in redemption of Cadence stock after the Merger, and (iii) the amount of cash paid to Seasons shareholders in lieu of the issuance of fractional shares of Cadence stock will not exceed fifty-five percent (55%) of the sum of the total value of the Seasons stock outstanding immediately prior to the effective time of the Merger and the total value of any Seasons stock purchased by Cadence (or a person related to Cadence within the meaning of Treasury Regulation Section 1.368-1(e)(2)) prior to, but in contemplation of, the Merger.

OPINION

Based upon the foregoing, it is our opinion that the Merger will constitute a reorganization within the meaning of Code Sections 368(a)(1)(A) to which Seasons and Cadence are parties. Accordingly, it is our opinion that:

a.	Neither Seasons nor Cadence will recognize gain or loss as a consequence of the Merger, except for deferred gain or income, if any, required to be recognized in accordance with the consolidated return regulations of the Code.

b.	No gain or loss will be recognized for federal income tax purposes by a Seasons shareholder upon the exchange of shares of Seasons stock solely for shares of Cadence stock, other than gain recognized with respect to the cash received in lieu of the issuance of a fractional share of Cadence stock, which will be taxed in the manner described in paragraph d. below.

c.

Gain, but not loss, will be recognized for federal income tax purposes by a Seasons shareholder upon the exchange of shares of Seasons stock for shares of Cadence stock and cash. The amount of gain that will be recognized by a Seasons shareholder will equal the lesser of the cash received by the shareholder (not including cash received in lieu of fractional shares, which will be taxed in the manner described in c. below) or the amount of gain realized by the shareholder. Code Section 356(a)(1). The amount of gain realized by the shareholder will equal the excess, if any, of the cash received (not including cash received in lieu of the issuance of a fractional share of Cadence stock) plus the fair market value of the Cadence stock received in the Merger over the shareholder’s basis in his or her Seasons stock. Code Section 1001. Generally, any gain or loss recognized by any such Seasons shareholder will be capital gain or loss, provided (i) the Seasons common stock constitutes a capital asset in the hands of such shareholder at the time of the Merger, and (ii) the requirements of one of Section 302(b)(1), (2), or (3) of the Code are met. The determination of whether the requirements of one of Section 302(b)(1), (2), or (3) of the Code are met will be made based upon the assumption that each Seasons shareholder received only Cadence stock in the Merger and that a portion of the Cadence stock was then redeemed for cash. Commissioner v. Clark, 489 U.S. 726 (1989). In addition, each Seasons shareholder in making the determination of whether the requirements of one of

Section 302(b)(1), (2) or (3) of the Code are met, must include both the Cadence stock and cash consideration received for his or her Seasons stock and the Cadence stock and cash consideration received for Seasons stock owned by persons related to the Seasons shareholder as defined in Section 318 of the Code. Code Section 356(a)(2). In that the facts that need to be known in order to determine whether one of the redemption tests is met are personal to each shareholder, each affected Seasons shareholder will need to consult with such shareholder’s own tax advisor for the tax effect of such redemption (i.e., exchange treatment or dividend).

d.	Cash received in lieu of fractional shares will be treated for federal income tax purposes as if the fractional shares were distributed and then redeemed by Cadence. The cash payments will be treated as having been received as a distribution in exchange for the fractional shares redeemed. Code Section 302(a); Rev. Rul. 66-365, 1966-2 C.B. 116.

e.	The basis of the Cadence stock, not including a fractional share, if any, of Cadence stock (that is treated as issued in the Merger and immediately redeemed), that is received by a Seasons shareholder in the Merger will equal the shareholder’s basis in the Seasons stock surrendered therefor (not including that portion of such basis allocated to the fractional share, if any, of Cadence stock received by such shareholder) increased by the amount of income or gain recognized in accordance with paragraph a. above, if any, (which will not include any gain recognized with respect to the deemed redemption of any fractional share of Cadence stock to which a Seasons shareholder otherwise would have been entitled) and reduced by the amount of cash received by such Seasons shareholder. Code Section 358(a)(1).

f.	The holding period of the Cadence stock received by a Seasons shareholder will include the period during which such shareholder held the Seasons stock surrendered therefor, provided the Seasons stock was a capital asset in the hands of such shareholder at the time of the Merger. Code Section 1223(1).

g.	A Seasons shareholder receiving solely cash in exchange for his or her Seasons stock in the Merger as a result of such shareholder exercising his or her statutory right to dissent in connection with the Merger or otherwise generally will recognize gain or loss equal to the difference between the amount of cash so received and the basis in his or her Seasons common stock surrendered in the Merger.

* * * * *

Our opinions are based upon the facts as they exist today, the existing provisions of the Code, Treasury Regulations issued or proposed thereunder, published Revenue Rulings and releases of the Internal Revenue Service, and existing federal case law, any of which could be changed at any time. Any such change may be retroactive in application and could modify the legal conclusion upon which our opinions are based.

In addition, this opinion does not address any tax considerations under foreign, state, or local laws, or the tax considerations to certain Seasons shareholders in light of their particular circumstances, including persons who are not United States persons, dealers in securities, tax-exempt entities, shareholders who do not hold Seasons common stock as “capital assets” within the meaning of Section 1221 of the Internal Revenue Code, and shareholders who acquired their shares of Seasons stock pursuant to the exercise of Seasons options or otherwise as compensation.

This opinion letter is being furnished only to the party to which it is addressed and is solely for its benefit. No other person shall be entitled to rely on the opinions contained herein without our prior express written consent. This opinion letter may not be used, circulated, quoted, published, or otherwise referred to for any purpose without our prior express written consent. Our opinions are limited to the matters stated herein, and no opinion is implied or may be inferred beyond the opinions expressly stated herein. We expressly consent to the filing of this opinion with the Securities and Exchange Commission as an exhibit to the Registration Statement on Amendment No. 1 to Form S-4 (Commission File No. 333-135817), and to the references to this opinion in such Registration Statement. In giving this opinion, we do not hereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

Very truly yours,

/s/ POWELL GOLDSTEIN LLP

POWELL GOLDSTEIN LLP